

Mail Stop 3030

February 3, 2017

Via E-mail
Alan Edrick
Executive Vice President and Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, California 90250

    Re: **OSI Systems, Inc.**
          Form 10-K for the Fiscal Year Ended June 30, 2016
          Filed August 19, 2016
          File No. 000-23125

Dear Mr. Edrick:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Kevin J. Kuhar

            Kevin J. Kuhar
            Accounting Branch Chief
            Office of Electronics and Machinery